Exhibit 4(a)
DESCRIPTION OF CAPITAL STOCK REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a description of the capital stock of Arrow Electronics, Inc. (“we,” “us” or the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description is a summary, is qualified in its entirety by, and should be read in conjunction with, the New York Business Corporation Law (the “NYBCL”) and the complete text of our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended Corporate By-Laws, as amended (the “By-Laws”).
Common Stock
We have authority to issue 160,000,000 shares of common stock, par value $1.00 per share.
Voting Rights; Noncumulative Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.
Our Certificate of Incorporation requires the affirmative vote of 90% of our outstanding shares of common stock to authorize certain mergers, sales of assets, corporate reorganizations and other transactions with or relating to any person or entity that has acquired 30% or more of our outstanding common stock.
Dividends; Restriction on Payment of Dividends. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available for the purpose and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding.
Liquidation Rights. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of preferred stock, if any, the holders of common stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution.
Other Rights. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of common stock are fully paid and not liable to further calls or assessment by us.
Certain Anti-Takeover Matters
Our Certificate of Incorporation and our By-Laws contain provisions that may make it more difficult for a potential acquirer to acquire the Company by means of a transaction that is not negotiated with our board of directors. These provisions and the NYBCL could delay or prevent entirely a merger or acquisition that the Company’s shareholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. Our board of directors is not aware of any current effort to accumulate shares of our common stock or otherwise obtain control of our Company and does not currently contemplate adopting or recommending the approval of any other action that might have the effect of delaying, deterring or preventing a change in control of our Company. Following is a description of the anti-takeover effects of certain provisions of our Certificate of Incorporation, By-Laws and the NYBCL.
Cumulative Voting. Our shareholders are not entitled to cumulative voting in the election of directors.

Special Meetings of Shareholders. Our By-Laws provide that special meetings of shareholders may only be called by the chair of the board or by resolution of the board of directors. Our By-Laws provide that only such business that is related to the purpose or purposes stated in the notice or waiver of notice of the meeting may be transacted. However, in the event we call a special meeting of shareholders for the purpose of electing one or more directors, shareholders seeking to nominate candidates for election as directors must provide timely notice of their nominations in writing to our corporate secretary and must be a shareholder of record both at the time such notice is delivered to our corporate secretary in accordance with our By-Laws and at the time of the special meeting. Generally, to be timely, a shareholder’s notice must be received by the corporate secretary at our principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) if later, the 10th day following the day on which we first publicly announce the date of the special meeting. Our By-Laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to make nominations for directors at a special meeting of shareholders called for the purpose of electing directors.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our By-Laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary. Generally, to be timely, a shareholder’s notice must be delivered to the corporate secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or, if later, the 10th day following the day on which we first publicly announce the date of the meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of timely notice as described in our By-Laws. Our By-Laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Authorized but Unissued Shares. Our Certificate of Incorporation allows our board of directors to issue 2,000,000 authorized and unissued shares of Preferred Stock, par value $1.00 per share, without action by our shareholders, in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each series. The existence of authorized but unissued shares of Preferred Stock may enable our board of directors to render more difficult or to discourage any attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Anti-Takeover Provisions under New York Law. We are subject to Section 912 of the NYBCL. With specified exemptions, this statute prohibits a New York corporation listed on a national securities exchange from engaging in a business combination (as defined in Section 912(a)(5)) with an interested shareholder (generally, a person that, together with its affiliates and associates, owns 20% or more of the corporation's voting stock) for a period of five years after the date of the transaction in which the person became an interested shareholder.
Listing
Our common stock is traded on the New York Stock Exchange under the symbol “ARW.”